SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K for the month of October, 2002

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Enclosures:

1.                      Nokia Press Release dated October 24 and titled:

“Nokia warrants exercised for share subscription”

PRESS RELEASE	1 (1)

October 24, 2002

Nokia warrants exercised for share subscription

A total of 1,715,120 Nokia shares were subscribed for after the increase in the share capital registered on September 26, 2002. The shares were subscribed for with the A, B and C warrants of the Nokia Stock Option Plan 1997 issued to the key personnel of Nokia. The Stock Option Plan was approved by the Annual General Meeting of March 25, 1997.

The corresponding increase in the share capital, in total EUR 102,907.20 has been registered in the Finnish Trade Register on October 24, 2002. As a result of the increase, the share capital of Nokia is currently EUR 285,750,612.78 and the total number of shares is 4,762,510,213. Nokia received as additional shareholders’ equity a total of EUR 5,534,477.85.

The holders of the new shares are entitled to all shareholders’ rights from the registration date October 24, 2002. The new shares will be listed on the Helsinki Exchanges together with the other shares on October 25, 2002. Listing of the shares will also be applied for on the Frankfurt, London, New York, Paris and Stockholm Stock Exchanges.

The subscription period for the A warrants of the Nokia Stock Option Plan 1997 began in December 1997, for the B warrants in November 1999 and for the C warrants in November 2001, for the A warrants of the Nokia Stock Option Plan 1999 in April 2001, for the B warrants in April 2002 and for the 2001A warrants of the Nokia Stock Option Plan 2001 in July 2002. The A, B and C warrants of the Nokia Stock Option Plan 1997 are listed on the Helsinki Exchanges as one security.

Further information:

Nokia

Corporate Communications

Tel. +358 (0) 7180 34459

Fax. + 358 (0) 7180 38226

www.nokia.com

SIGNATURE

                         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2002		Nokia Corporation

	By:	/s/ Ursula Ranin
		Name:	Ursula Ranin
		Title:	Vice President, General Counsel